						Exhibit 99(b)

Entergy Gulf States, Inc.

Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,					March 31,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest charges	$153,034	$158,949	$174,368	$144,840	$157,343	$156,455
Interest applicable to rentals	16,451	18,307	18,520	16,483	16,694	17,243

Total fixed charges, as defined	169,485	177,256	192,888	161,323	174,037	173,698

Preferred dividends, as defined (a)	29,355	15,742	13,017	6,190	1,689	1,661

Combined fixed charges and preferred dividends, as defined	$198,840	$192,998	$205,905	$167,513	$175,726	$175,359

Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$125,000	$180,343	$179,444	$174,078	$63,895	$72,498
Add:
Income Taxes	75,165	103,603	82,038	65,997	24,249	29,909
Fixed charges as above	169,485	177,256	192,888	161,323	174,037	173,698

Total earnings, as defined (b)	$369,650	$461,202	$454,370	$401,398	$262,181	$276,105

Ratio of earnings to fixed charges, as defined	2.18	2.60	2.36	2.49	1.51	1.59

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.86	2.39	2.21	2.40	1.49	1.57

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.